June 3, 2026

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Technology,

100 F Street N.E.,

Washington, D.C. 20549.

Attention:	Jeff Kauten

Re:	OBOOK Holdings Inc. Registration Statement on Form F-1 Filed May 14, 2026 File No. 333-295892

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OBOOK Holdings Inc. hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 4 p.m. Eastern Time on June 4, 2026, or as soon as practicable thereafter, or at such other time as our legal counsel, Sullivan & Cromwell LLP, may request by a telephone call to the staff of the U.S. Securities and Exchange Commission.

* * *

U.S. Securities and Exchange Commission

Please do not hesitate to contact Ching-Yang Lin at +852-2826-8606 or by email (linc@sullcrom.com) or Joon Seok Hong at +852-2826-8643 or by email (hongj@sullcrom.com) with any questions or comments.

In addition, please inform Mr. Lin or Mr. Hong when this request for acceleration has been granted.

Very truly yours,

OBOOK Holdings Inc.
By:	/s/ Chun-Kai Wang
Name:	Chun-Kai Wang
Title:	Chairman and Chief Executive Officer

cc: Winnie Lin

(OBOOK Holdings Inc.)

Ching-Yang Lin

Joon Seok Hong

(Sullivan & Cromwell LLP)